Via Facsimile and U.S. Mail
Mail Stop 6010

April 22, 2008

Zan Guerry
Chairman and Chief Executive Officer
Chattem, Inc.
1715 West 38th Street
Chattanooga, TN 37409

Re: Chattem, Inc.
Form 10-K for the Fiscal Year Ended November 30, 2007
File No. 000-05905

Dear Mr. Guerry

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief